Free Writing Prospectus

Filed on June 13, 2008

Pursuant to Rule 433

Registration No. 333-151608

KeyCorp

7.75% Non-Cumulative Perpetual Convertible Preferred Stock, Series A

(par value $1.00 per share and liquidation preference $100 per share)

FINAL TERM SHEET

Dated June 12, 2008

Issuer:	KeyCorp (“we” or “our”)

Security:	7.75% Non-Cumulative Perpetual Convertible Preferred Stock, Series A, par value $1.00 per share and liquidation preference $100 per share (the “Series A Preferred Stock”)

Number of Shares Issued:	6,500,000 shares of Series A Preferred Stock

Over-allotment Option:	The underwriters also may purchase an additional 975,000 shares of Series A Preferred Stock at the public offering price within 30 days of the date hereof in order to cover over-allotments, if any (the “Over-allotment Option”)

Public Offering Price:	$100 per share of Series A Preferred Stock

Liquidation Preference:	$100 per share of Series A Preferred Stock, or $650,000,000 aggregate liquidation preference (or $747,500,000 aggregate liquidation preference if the underwriters exercise their Over-allotment Option in full)

Maturity:	Perpetual

Dividend Rate:	7.75% per annum on a non-cumulative basis

Dividend Payment Dates:	Quarterly in arrears, if, as and when declared by our board of directors, payable on March 15, June 15, September 15, and December 15 of each year, commencing on September 15, 2008

Day Count:	30/360

Redemption:	The Series A Preferred Stock will not be redeemable at our option.

Conversion Right:	Each share of the Series A Preferred Stock may be converted at any time, at the option of the holder, into shares of our common stock, par value $1.00 per share (the “Common Shares”), at the then applicable conversion rate plus cash in lieu of fractional shares (subject to certain limitations on beneficial ownership).

Initial Conversion Rate:	7.0922 Common Shares per share of Series A Preferred Stock, subject to anti-dilution provisions.

Initial Conversion Price:	$14.10 per Common Share.

Conversion Premium:	20%. See “Common Share Offering,” below.

Public Offering Price of Common Shares in the Common Share Offering:	$11.75 per share. See “Common Share Offering” below.

Mandatory Conversion at Our Option:	On or after June 15, 2013, we may, at our option, at any time or from time to time cause some or all of the Series A Preferred Stock to be converted into Common Shares at the then-applicable conversion rate if, for 20 trading days during any period of 30 consecutive trading days, the closing price of Common Shares exceeds 130% of the then-applicable conversion price of the Series A Preferred Stock.

Make-Whole Shares Upon Certain Acquisitions:	The following table sets forth the number of make-whole shares per share of Series A Preferred Stock for each Common Share price and effective date set forth below:

	Common Share Price
Effective Date	$11.75	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	$18.00	$20.00	$25.00	$30.00	$50.00	$100.00
June 18, 2008	1.4184	1.4184	1.2987	1.1200	0.9749	0.8556	0.7566	0.6734	0.5429	0.3431	0.2352	0.0771	0.0000
June 15, 2009	1.4184	1.4184	1.2833	1.1057	0.9615	0.8369	0.7030	0.6162	0.4816	0.2823	0.1807	0.0466	0.0000
June 15, 2010	1.4184	1.4184	1.2603	1.0914	0.9451	0.8074	0.6939	0.5999	0.4558	0.2494	0.1508	0.0350	0.0000
June 15, 2011	1.4184	1.4184	1.2295	1.0771	0.9295	0.7774	0.6527	0.5502	0.3957	0.1874	0.0993	0.0172	0.0000
June 15, 2012	1.4184	1.4055	1.1910	1.0628	0.8811	0.7057	0.5629	0.4467	0.2782	0.0803	0.0211	0.0000	0.0000
June 15, 2013	1.4184	1.3639	1.1526	1.0485	0.8517	0.6105	0.4377	0.2884	0.0688	0.0000	0.0000	0.0000	0.0000
June 15, 2014	1.4184	1.3805	1.1757	1.0771	0.8784	0.6292	0.4494	0.2940	0.0000	0.0000	0.0000	0.0000	0.0000
June 15, 2015	1.4184	1.3972	1.1987	1.1057	0.9050	0.6480	0.4612	0.2996	0.0000	0.0000	0.0000	0.0000	0.0000
June 15, 2016	1.4184	1.4139	1.2218	1.1342	0.9317	0.6667	0.4730	0.3051	0.0000	0.0000	0.0000	0.0000	0.0000
June 15, 2017	1.4184	1.4184	1.2449	1.1628	0.9584	0.6855	0.4847	0.3107	0.0000	0.0000	0.0000	0.0000	0.0000
June 15, 2018	1.4184	1.4184	1.2680	1.1914	0.9850	0.7042	0.4965	0.3162	0.0000	0.0000	0.0000	0.0000	0.0000
Thereafter	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact Common Share price and effective dates may not be set forth on the table, in which case:

•

if the Common Share price is between two Common Share price amounts on the table or the effective date is between two dates on the table, the number of make-whole shares will be determined by straight-line interpolation between the number of make-whole shares set forth for the higher and lower Common Share price amounts and the two dates, as applicable, based on a 365-day year;

•	if the Common Share price is in excess of $100.00 per share (subject to anti-dilution adjustments), no make-whole shares will be issued upon conversion of the Preferred Stock; and

•	if the Common Share price is less than $11.75 per share (subject to anti-dilution adjustments), no make-whole shares will be issued upon conversion of the Preferred Stock.

Conversion Upon Fundamental Change:	If the reference price in connection with a fundamental change is less than $11.75 per share (subject to anti-dilution adjustments), in lieu of the make-whole adjustment described above, a holder may elect to convert each share of Series A Preferred Stock during the period beginning on the effective date of the fundamental change and ending on the date that is 30 days after the effective date of such fundamental change at an adjusted conversion price equal to the greater of (1) the reference price and (2) $5.875, which is 50% of the public offering price of the Common Shares in the Common Share Offering, subject to anti-dilution adjustment. If the reference price is less than $5.875, holders will receive a maximum of 17.0213 Common Shares per share of Series A Preferred Stock, subject to anti-dilution adjustments, which may result in a holder receiving value that is less than the liquidation preference of the Series A Preferred Stock. In lieu of issuing Common Shares upon conversion in the event of a fundamental change, we may at our option, and subject to any necessary regulatory approval, make a cash payment equal to the reference price for each Common Share otherwise issuable upon conversion.

Expected Ratings:	S&P (BBB); Moody’s (Baa1); DBRS (BBB)

Listing:	We intend to apply to list the Series A Preferred Stock on the New York Stock Exchange under the symbol “KEY PrG.” If the listing is approved, trading of the Series A Preferred Stock on the New York Stock Exchange is expected to commence within a 30-day period after the original issue date of the Preferred Stock. Our Common Shares trade on the New York Stock Exchange under the symbol “KEY.”

Trade Date:	June 12, 2008

Settlement Date:	June 18, 2008

Underwriting Discount:	$3.00 per share and $19,500,000 in the aggregate (or $22,425,000 in the aggregate if the underwriters exercise the Over-allotment Option in full)

Proceeds to Us:	Approximately $630,500,000 before expenses (or approximately $725,075,000 before expenses if the underwriters exercise the Over-allotment Option)

Sole Bookrunning Manager:	Citi

Sole Structuring Advisor:	Citi

Joint Lead Managers:	KeyBanc Capital Markets UBS Investment Bank Morgan Stanley Merrill Lynch & Co.

CUSIP/ISIN:	493267405/US4932674058

Common Share Offering:	Concurrent with this offering of the Series A Preferred Stock, we are offering 85,106,383 Common Shares (or 97,872,340 shares if the underwriters of that offering exercise their over-allotment option in full) in a public offering at a public offering price of $11.75 per share (the “Common Share Offering”). We expect to receive net proceeds from the Common Share Offering of approximately $970,000,000 (or approximately $1,115,500,000 if the underwriters of that offering exercise their over-allotment option in full).

We have been advised by the underwriters that, prior to purchasing the Series A Preferred Stock and the Common Shares offered in the Common Share Offering, each offered pursuant to the related prospectus supplements, on June 12, 2008 the sole bookrunner purchased, on behalf of the syndicate, an aggregate of 1,669,800 Common Shares at an average price of $11.9217 per share in stabilizing transactions.

The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Standard and Poor’s, Moody’s and DBRS. Each of the security ratings above should be evaluated independently of any other security rating.

We have filed a registration statement (including prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citi; Attn: Prospectus Department, Brooklyn Army Terminal; 140, 58th Street, 8th Floor; Brooklyn, New York 11220 or by calling toll-free at (877) 858-5407 or by facsimile at (718) 765-6734.